TELMEX CONSUMMATES THE ACQUISITION OF SUBSTANITALLY ALL OF THE ASSETS OF AT&T LATIN AMERICA CORP.

Mexico City February 24, 2004. Telefonos de Mexico, S.A. de C.V. ("Telmex"), (BMV: TELMEX; NYSE: TMX;, NASDAQ: TFONY; LATIBEX: XTMXL), announced today that its previously announced acquisition of substantially all of the assets of AT&T Latin America Corp. ("ATTLA") has been consummated, and all necessary regulatory approvals for such acquisition have been obtained.  Pursuant to the transaction, Telmex acquired ATTLA's operating subsidiaries in Argentina, Brazil, Chile, Colombia and Peru.

Telmex has been working diligently since the November 3, 2003 approval of the transaction by United States Bankruptcy Court for the Southern District of Florida to successfully integrate the operating entities and, starting today, Telmex formally begins its operations in these five countries.

Telmex is the leading telecommunications company in Mexico, with 15.7 million telephone lines in service, 2.2 million line equivalents for data transmission and 1.4 million Internet accounts.  Telmex offers telecommunications services through a 74 thousand kilometer fiber optic digital network.  Telmex and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. More information about Telmex can be accessed on the Internet at Telmex's Website.